CHANTICLEER HOLDINGS, INC.
11220 Elm Lane, Suite 203
Charlotte, North Carolina 28277

December 10, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Beverly A. Singleton

Re:
Chanticleer Holdings, Inc. (the “Company”)
Supplemental response letter dated November 20, 2009 regarding the Form 10-K for the year ended December 31, 2008, updated
information from original response of November 23, 2009
File Number 0-29507

Dear Ms. Singleton:

We are in receipt of your letter of November 20, 2009.  Pursuant to your request, we will wait on completing the amended filings pending your review of one other issue.

Following is our amended response to your additional comment:

Form 10-Q (Quarter Ended September 30, 2009)

Note 3, Investments, page 13

1.
Refer to your paragraph discussion of the cost based investment in Remodel Auction.  In future filings please expand to disclose, if true, that you valued the additional 250,000 shares received at $70,000 which approximated the fair market value of the stock on the date issued.  Also, disclose whether you have recorded this amount also as deferred revenue to be recognized over the remaining one-year management agreement.  Further, we note that the 500,000 total common shares you hold in Remodel Auction appeared to approximate a value of $75,000 based on the closing stock price of $0.15 of this entity, at September 30, 2009.  Expand the disclosure here or in MD&A to address any potential impairment concerns.  Finally, see your discussion paragraph of the equity in earnings of investments on page 21 that relate to Investors LLC.  Please consider deleting the last sentence pertaining to the treatment of equity in earnings of investments in prior periods, as such periods do not need to be revised when going to the cost method; or revise to clarify that income or dividends from this cost-based investment will now be reflected in interest income.

Response:

You have verbally asked us to consider EITF 96-18 as it relates to the accounting for the Remodel Auction investment.  The initial issue is determination of the measurement date.  On the initial management service agreement, the agreement was dated December 16, 2008 which would be the date of commitment for performance.  We used January 1, 2009 as the agreed start date of the service.  The second part of the contract relates to the bonus shares we would receive if Remodel Auction goes public.  These shares were to be issued if, and only if, Remodel Auction goes public.  There is no penalty for non-performance.  Accordingly, there is no performance commitment prior to meeting the requirement of going public and these shares are valued at the date issued.

The initial management service agreement was valued at 50% of the price Remodel Auction had been able to raise third party funding at $0.50 per share (500,000 shares at $0.25/share or $125,000).  This amount was recorded in deferred revenue on January 1, 2009 and is being amortized to income over the one-year initial service period.

The bonus of 500,000 shares was issued on August 10, 2009 when Remodel Auction became a public company.  These shares should be valued at the date Remodel Auction became public or August 10, 2009.  We initially used the price on August 7, 2009, per NASDAQ quoted history, of $0.14 per share.  We have now been advised that Google Finance had a price of $0.30 per share on August 10, 2009, and that should be the price used.  There is no future service requirement relating to these bonus shares.  Accordingly, the shares will be valued at $150,000, resulting in an increase of $80,000 in management revenue in the third quarter.

We will make the following additional disclosures in our amendment of the September 30, 2009 Form 10-Q:

a.
We actually received an additional 500,000 shares which were initially valued at $70,000, based on the closing price of the stock on August 7, 2009.  We will revalue these shares at $150,000 based on the discussion above.  The disclosure at September 30, 2009 in the Q should be 1,000,000 shares owned rather than 500,000.

b.
This amount, $150,000 was not recorded as deferred revenue as it was received based on Remodel Auction becoming public, which occurred in August 2009, rather than being earned over a period of time.  It was all recorded in revenue in the period received, as discussed above.

c.
As noted above, we actually have 1,000,000 shares of Remodel Auction, so its value based on the price at September 30, 2009 would have been $150,000.  This is an improvement over the $75,000 but still less than our adjusted cost of $275,000.  At September 30, 2009, Remodel Auction is a relatively new company and only became public on August 10, 2009.  It is currently still working toward completing filings and revising its listing from the Pink Sheets to OTCBB.  We feel at this time that a permanent adjustment in valuation would not be appropriate.  We will initially expand our discussion regarding impairment in the 10-K for 2009 and continue going forward.

d.	We will revise the last sentence regarding Investors LLC on page 21 to say that under the cost method earnings will now be included in interest income.

The Company is aware and acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Michael D. Pruitt
Chief Executive Officer and
Chief Financial Officer

Cc  Creason & Associates, P.L.L.C.